Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-168227 April 10, 2014

Gold is the Trade. But Which Direction?

Gold Bugs Know

Of all precious metals, gold is the most popular among investors. Many have understood and benefited from using gold as a potential means of mitigating volatility and reducing risk within a portfolio, and for the benefits it has delivered as a hedge or safe harbor against:

•	inflation and currency devaluation/failure

•	economic, and political instability:

•	investment market declines

•	burgeoning national debt

•	currency failure

•	war

•	social unrest

The history of the gold standard, the role of gold reserves in central banking, gold’s low correlation with other commodity prices, and its pricing in relation to paper currencies during financial crises i.e. 2007–2012, proves that gold behaves more like a currency than a commodity.

The Future(s) Of Gold

The gold market is driven by speculation, especially through the use of futures contracts. Besides serving as hedging tools for commercial producers and users of gold, they also provide global gold price discovery and opportunities for portfolio diversification. They serve as liquid alternatives to investing in gold bullion, coins, and mining stocks

Gold futures offer ongoing trading opportunities, since their prices respond quickly to political and economic events. Investors use futures as a proxy for gold for:

•	Diversification. Trading non-equity/fixed income asset classes such as futures can help traders manage portfolio volatility, especially during times of financial unrest.

•	Safe Haven Trade. Gold has historically maintained its value during times of economic or political uncertainty. Gold futures allow a way for investors to protect their portfolios from risk in equities and bonds.

•	Inflation Hedge. Historically the price of Gold has generally moved with inflation, making it a potential hedge against inflationary concerns. Money supply growth and quantitative easing: As central banks print currency, gold and gold futures are used as insurance.

•	Market Liquidity. Liquidity in Gold futures averages a daily volume of over 200,000 trades and over 20 million ounces of Gold.

•	Leverage. Leverage is built into each futures contract allowing investors control at a fraction of its total value.

Diversification does not ensure a profit or protect against a loss.

But what about the future? Well it depends on who you ask.

The Bulls’ Case: Gold’s Still Shiny

After a relentless bull run that lasted 12 years, gold finally broke in 2013. Having become the darling of the investing world, gold’s almost 30% losses hit hard, as the precious metal finally saw a correction. The bear run was triggered largely by an epic year for U.S. stocks, as the S&P 500 saw its best annual return since 1997, causing investors to foresake gold to try their luck with white-hot stocks. Now that gold has corrected, the predictions for its future are just around the corner.

•	Markets May Shift – Again. Weaker equity markets and a softer dollar could help to revive gold

•	Fiscal and Monetary Policies. Slower-than-expected tapering by the Fed, a weaker U.S. dollar, and signs of inflation, will in turn lift gold prices.

•	Eurozone Woes. Slow growth, high unemployment and pressure on the euro and other world currencies will continue to make gold an attractive investment for wealth preservation.

•	China. China’s demand for both gold jewelry and investments will continue to grow along with its long-term economic expansion, rising personal incomes, rising inflation expectations and pro-gold government policies. The country recently launched two gold ETFs on the Shanghai Stock Exchange. Greater-than-expected demand from China may help turn the tide for gold

•	Other Asian Markets. Other traditional Asian gold markets, notably India, will also see higher demand for similar reasons to China.

•	Central Banks. Global central banks have continued to add to their gold reserves after overweighting the U.S. dollar and euro currency.

•	Broader Access To The Gold Asset. In the eyes of many retail and institutional investors, gold is gaining traction as a legitimate investment class. The number of gold investment products and channels of distribution, such as gold ETFs, have helped investors easily access gold.

•	Supply. With little or no growth in world gold mine production over the next few years and important gold-mining countries, like China and Russia, keeping mined gold for their own domestic markets, the gold market will not see as much of the new metal enter.

The Bears’ Case: Gold Will Tarnish

As the political and economic catalysts noted above shift, Gold prices will react. Those on this side of the trade may believe:

•

Gold Will Decline. The World Gold Council reported that gold purchases in 2013 were still high, in light of historical levels. Consumers generated high levels of demand for gold jewelry – the highest since the onset of the financial crisis in 2008, and investment in small bars & coins hit a record high. Conversely there were large-scale outflows from ETFs, due to investors liquidating their positions, in favor of stocks. Central banks made healthy purchases of 368.6 tons, the fourth consecutive year of positive demand. But the net result was a 15% decline in overall gold demand from 2012. And as of Q1 2014, even after a brief lull in late January, equities continue to rally, and many are betting that the run-up in gold is over. Many analysts think an improving economy will lower demand for safe-haven assets like gold, and they expect interest rates to rise. Investment environment for gold may be deteriorating as economic recovery, rising interest rates, and continued low inflation in the U.S. leave some investors rethinking their cumulative $240+ billion investment in gold over the past five years.

•	Volatility. The price of Gold can become volatile and in periods of low or negative inflation it can be subject to severe drawdowns*. The worst drawdown ever in gold was between September 1980 and August 1999 when it lost 62%. Had someone bought at the top in 1980 it would have taken them 21 and a half years to recoup their initial nominal investment.

•	Fiscal Policy May Change Swiftly. The value of the U.S. dollar is expected to rise once quantitative easing is over. This could spark a flight from gold, as has been evidenced since October 2012. According to the U.S. mint, the sale of gold coins has declined 25% since 2011, reinforcing the downtrend.

*	The peak-to-trough decline during a specific record period of an investment, fund or commodity. A drawdown is usually quoted as the percentage between the peak and the trough.

The Bold Standard for Leveraged ETF Trades on Gold.

Introducing Direxion Daily Gold 3x Bull Shares (GLDL) and Direxion Daily Gold 3x Bear Shares (GLDS)

•	The Direxion Daily Gold Bull 3X Shares seeks to provide daily leveraged investment results (before fees and expenses) that correlate positively to three times (300%) the daily performance of the benchmark.

•	The Direxion Daily Gold Bear 3X Shares seeks to provide daily leveraged investment results (before fees and expenses) that correlate to three times the inverse (-300%) the daily performance of the benchmark.

•	GLDL and GLDS are the only ETF pair that offer 3x leveraged exposure to gold in either direction.

•	They offer sophisticated traders liquid, flexible ways to take advantage of opportunities that arise from domestic or international economic and market events that affect the price of gold.

•	Gold, and gold futures are essentially a play on economic, political, or currency crises. Traders have to get the direction right, but GLDL and GLDS provide a way for traders to seek competitive returns in rising and falling market conditions.

•	Many sophisticated advisors and institutional investors are using Direxion ETFs to hedge positions in their current portfolios, while others are using the funds to seek to take advantage of the volatility found in today’s markets.

•	GLDL and GLDS represent the highest amount of leverage currently available in any gold-based ETF.

As continued concerns in Europe, the tenuous employment landscape, and the cascading fiscal and political gauntlets in the U.S. loom, the only thing that’s certain for traders betting on the price of gold, is that they have to stay nimble.

Direxion Daily 3x ETFs are designed for sophisticated investors who:

•	Understand the risks associated with the use of leverage

•	Understand the consequences of seeking daily leveraged investment results

•	Intend to actively monitor and manage their investments

These funds are not suited for conservative investors who:

•	Cannot tolerate substantial losses in short periods of time

•	Are unfamiliar with the unique nature and performance characteristics of funds that seek leveraged daily investment results

•	Are long term investors who do not monitor their portfolios frequently

Disclosures

Performance (as of 04/10/2014)
	GLDL		GLDS
	NAV	Market Close	NAV	Market Close
1 Month %	N/A	N/A	N/A	N/A
3 Month %	N/A	N/A	N/A	N/A
YTD %	N/A	N/A	N/A	N/A
1 Year %	N/A	N/A	N/A	N/A
Since Inception %	N/A	N/A	N/A	N/A
Inception Date	04/10/2014		04/10/2014
Expenses (Gross/Net)	1.56%		1.56%

The Funds have a limited operating history, meaning there is little performance history that might serve as a basis to evaluate an investment in the Trust. The Sponsor has limited experience operating commodity pools.

The Funds are not mutual funds or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and are not subject to regulation thereof. Unlike mutual funds, the Funds generally will not distribute dividends to shareholders.

This material must be preceded or accompanied by a prospectus. Please read the prospectus carefully before investing. To obtain a current prospectus visit: www.direxionfunds.com/regulatory-documents

Investing in a Fund subjects an investor to the risks of the applicable commodity market, which investment could result in substantial fluctuations in the price of Fund shares and the possible loss of principal. Commodities and futures generally are volatile and are not suitable for all investors. The Funds are non-diversified and include risks associated with concentration risk that results from the Funds’ investments in a particular industry or sector which can increase volatility. The use of derivatives such as futures contracts, forward contracts, options and swaps are subject to market risks that may cause their price to fluctuate over time. The Fund does not attempt to, and should not be expected to; provide returns which are a multiple of the return of the Index for periods other than a single day. For other risks including correlation, leverage, compounding, market volatility and specific risks regarding each sector, please read the prospectus.

The performance quoted represents past performance, does not guarantee future results and current performance may be lower or higher than the data quoted.

The Funds are designed to be utilized only by sophisticated investors, such as traders and active investors employing dynamic strategies. Such investors are expected to monitor and manage their portfolios frequently. Investors in the Funds should (a) understand the consequences of seeking daily investment results, (b) understand the risk of shorting, and (c) intend to actively monitor and manage their investments.

Shares of the Funds are not FDIC insured, may lose value and have no bank guarantee.

Foreside Fund Services, LLC is the distributor for the Direxion Shares ETF Trust II Funds.